United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2020

Mystic Holdings, Inc.

(Exact name of issuer as specified in its charter)

Nevada	81-3431472
(State or other jurisdiction of organization)	(I.R.S. Employer Identification Number)

4145 Wagon Trail Avenue, Las Vegas, Nevada 89118

(Address of principal executive office)

(646)-286-9070

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

2

PART II

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information contained in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”) which may be accessed here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2020. The consolidated financial statements included in this filing as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results.

Overview

Mystic Holdings, Inc., a Nevada corporation is a holding company which, through our wholly-owned subsidiaries, is engaged in the cannabis industry in the State of Nevada. In this Semiannual Report, unless otherwise noted or unless the context otherwise requires, references to “we,” “us,” “our,” the “Company” and “Mystic” refer to the activities of and the assets and liabilities of the business and operations of Mystic Holdings, Inc., a newly-formed holding company, together with its wholly-owned operating subsidiaries.

Since obtaining Nevada wholesale cannabis licenses for the cultivation and production of medical cannabis in 2014 and recreational cannabis in 2016, Qualcan, LLC, our wholly-owned operating subsidiary (“Qualcan”), has constructed and has recently begun operating a highly efficient, state-of-the-art 24,000 square foot cannabis cultivation and production facility with the capacity to produce as much as 600 pounds of sellable cannabis per month utilizing the latest concepts in agronomic farming practices and sustainable technologies. Qualcan’s facility adheres to best practices in quality control standards and regulatory compliance that are believed to be as good as or better than those used throughout the cannabis industry. Qualcan currently wholesales its products, which include cannabis flowers, edibles and concentrates, under the trademark “Qualcan” to state-licensed dispensaries utilizing METRC, a state-mandated tracking system. We have recently entered into asset purchase agreements to add a future retail component to our growing operations in Las Vegas and Reno, Nevada.

Looking ahead, we have prepared a strategic plan to extend our Nevada footprint by becoming a vertically-integrated company providing medical and recreational cannabis cultivation and production, and retail dispensary operations for high quality marijuana and marijuana consumer products. We also intend to expand our wholesale operations to capture expected retail demand for our cultivation and production activities, including from our own retail locations that we plan to build (and license) or acquire. A key element of our strategic plan is to make acquisitions of or investments in complementary businesses, products and technologies in the cannabis industry.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the cannabis industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Status of the Offering

Through September 29, 2020, we have received approximately $5,188,000 in cleared subscriptions for this offering. Discussions and marketing efforts with investors are ongoing. To date, no funds have been released to us from the segregated bank account holding such funds.

We currently expect to hold an initial closing for the minimum offering amount by the end of September 2020.

3

Results of Operations - Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2020

Revenue for the six months ended June 30, 2020 was $5,617,446, with $2,358,733 in gross profit, and 42% gross margin. Average quarterly revenue was $2,808,723 over the two first quarters of 2020, compared to average quarterly revenue of $1,115,656 over the four quarters of 2019, an increase of $1,693,067, or 152%.

These numbers reflect our recent efforts to ramp up administrative operations in  two  dispensary outlets. In addition to focusing on various preparations for adding the retail channel to our management structure, we have also been allocating a percentage of our production capacity to a holding vault to be utilized in stocking our new dispensary outlets. This has had an effect on sales as we’ve managed to increase our quarterly pace nominally, with revenue holding constant for the most part. This improvement was a direct result of an increase in the popularity of our flower and edible brands, having been fueled by a growth in our client base from 29 dispensaries in the first quarter of 2019, to as many as 34 in the first quarter of 2020. This revenue growth was made possible through increases in flower yield per plant, which trickles down as a cost benefit to the production level by providing our extraction team with additional in-house source material and gaining operational control over the two dispensaries being acquired from Medifarm LLC and and Medifarm I LLC.

In addition to the focus on improving wholesale market presence, we were also able to increase our gross margin from 16% to 42% and increase our revenues by 171% from the first six months of 2019 to the first six months of 2020, with only a  nominal increase to our direct costs of 88%. These metrics imply an improvement to overall efficiency of production, thus rendering a 579% increase to gross profit and 163% increase to gross margin from the first six months of 2019 to the first six months of 2020. Moving forward, we will continue to employ several mechanisms designed to sustain our aggressive trend in the increase of overall efficiency and improved margins, including (1) a more economically-compelling cultivation program (increasing our yield per plant/square foot), (2) automation of some aspects of the production chain and supply chain optimization, (3) economies of scale and (4) the effective operation of our dispensary outlets which will implicitly increase revenues while also reducing our cost of labor.

Operating expenses for the six months ended June 30, 2020 were $2,920,844, and include depreciation expense of equipment amortization of intangible assets which together equate to $851,731, or 29% of operating expenses for the six months ended June 30, 2020. An increase in expenses overall in 2020 is anticipated due to the costs associated with holding inventory in exchange for the forfeitures of sales and increasing administrative functions of our dispensary outlets.

Liquidity and Capital Resources

As of June 30, 2020, we had cash and cash equivalents of $1,333,502, compared to $247,926 as of December 31, 2019, an increase of $1,085,576. Management anticipates that going forward, we will be able to generate sufficient cash flows from our operating activities to meet our short-term capital requirements.

Net cash used in operating activities was $2,363,761 for the six months ended June 30, 2020, compared to $696,927 for the six months ended June 30, 2019, an increase of $1,666,834.

Net cash used in investing activities was $13,044,292 for the six months ended June 30, 2020, compared to $0 for the six months ended June 30, 2019, an increase of $13,044,292. In 2020, this primarily consisted in the acquisition of dispensary assets.

Net cash provided from financing activities was $16,493,629 for the six months ended June 30, 2020, compared to $1,681,483 for the six months ended June 30, 2019, an increase of $14,812,146. In 2019, this primarily consisted of proceeds from debt borrowings. In 2020, this primarily consisted of proceeds from issuance of notes payable and proceeds from this offering.

Short-term Debt

As of June 30, 2020 and December 31, 2019, our short-term debt consisted of the following:

	June 30, 2020	December 31, 2019

Note payable to Grass is Greener, LLC (1)	$200,000	$200,000

Note payable to Qualcan Canada (2)	$517,437	$517,437

Note payable to Medifarm LLC (3)	$2,800,000	$2,800,000

Note payable to Medifarm LLC (4)	$1,791,410	$1,791,410

Note payable to Medifarm I LLC (5)	$12,541,856	-

Total short-term debt	$17,850,703	$5,458,847

(1)	This note is due upon receiving financing for the acquisition of Blum dispensaries and completion of C$0.80 financing round or 6 months from issuing note, whichever comes first, bearing interest at 12% per annum, with an option of conversion to common stock in C$0.80 financing round, unsecured.

(2)	This note will be converted into Qualcan Canada common voting shares at $0.05 per share, for 14,000,000 common shares upon closing acquisition of Blum dispensaries and is being presented as due on demand and bearing no interest until the completion of closing, unsecured.

(3)	This note is due within 12 months from issued date, bearing interest at 5% per annum, secured.

(4)	Balance payable to Medifarm LLC on closing of purchase agreement, presented as due on demand, bearing no interest.

(5)	Balance payable to Medifarm I LLC on closing of purchase agreement, presented as due on demand, bearing no interest.

Long-term Debt

As of June 30, 2020 and December 31, 2019, our long-term debt consisted of the following:

	June 30, 2020	December 31, 2019

Note payable to a business (1)	$300,000	$300,000

Note payable to a business (2)	$600,000	$600,000

Note payable to an individual (3)	$--	$--

Total long-term debt	$900,000	$900,000
Less: current maturities	$(900,000)	$(900,000)
Long-Term Debt	$--	$--

(1)	This note is in dispute, as terms of contract were not followed by lender, and is being presented as due on demand and bearing no interest until a future settlement is reached.

(2)	This note is in dispute, as terms of contract were not followed by lender, and is being presented as due on demand and bearing no interest until a future settlement is reached.

(3)	This note is due on demand and bears no interest, with an option to convert the debt into 27 shares of common stock.

4

Related Party Transactions

As of June 30, 2020 and December 31, 2019, we had the following balances due from (to) to related parties:

	June 30, 2020	December 31, 2019

Convenient Labor, LLC	$37,585	35,819
Dal Toro Holdings II, LLC	(494,253)	(691,950)
Employees4Hire, LLC	499,798	586,797
Green Wagon Holdings, LLC	(1,610,000)	(1,610,000)
Ketores Holdings, LLC	(149,450)	(149,450)
Panorama Crest, LLC	(3,000)	(3,000)
Related individual	(1,767)	(35,050)
Total	$(1,721,087)	$(1,866,834)

Previously, Convenient Labor, LLC and Employees4Hire, LLC were used to lease employees to the Company on a “pass-through” basis, in which the Company reimbursed the applicable entity for all of the employees’ compensation including related taxes, without any markup. Convenient Labor, LLC is controlled by Lorenzo Barracco and Employees4Hire, LLC is controlled by Heather Cranny, our Chief Financial Officer. As of June 30, 2020, no employees are leased from related parties. The balances due to these related entities are due on demand and bear a nominal rate of interest.

Dal Toro Holdings II, LLC, a company controlled by Lorenzo Barracco, our Chairman and Chief Executive Officer, loaned funds to us in 2017 and 2018. The balances due to this related entity are due on demand and bear a nominal rate of interest.

Green Wagon Holdings, LLC is an entity that shares common ownership with our company, and its two subsidiaries lease building space to us. The balances due to this entity are due on demand and bear a nominal rate of interest.

Ketores Holdings, LLC, a company controlled by Alexander Scharf, a director, loaned funds to us in 2017 and 2019. The balances due to this related entity are due on demand and bear a nominal rate of interest.

Panorama Crest, LLC, a company controlled by Daniel V. Perla, a director, loaned funds to us in 2017 and 2018. The balances due to this related entity are due on demand and bear a nominal rate of interest.

The related individual is the mother of Lorenzo Barracco. The balances due to this related individual began bearing interest in September 2018 at 10% per annum, with a maturity date of December 31, 2019.

5

Business Developments

Since the commencement of the offering, there have been a number of business developments. The following changes should be noted:

Legal Proceedings; Conditional Licenses Granted

As discussed in the Offering Circular, on or about September 5, 2019, Qualcan filed an action (the “Action”) against the Nevada Department of Taxation (the “DOT”) in the Eighth Judicial District Court, Clark County, Nevada concerning the DOT’s denial of our application for five licenses to own and operate recreational marijuana retail stores in Clark County (Henderson), Clark County (Las Vegas), Clark County (North Las Vegas), Clark County (unincorporated), and Washoe County (Reno). The Action sought, among other things, to (i) find that the DOT improperly denied our applications, (ii) compel the DOT to revoke the conditional licenses previously issued in those jurisdictions to several other companies with whom we compete, and (iii) direct the DOT to issue Qualcan, LLC five conditional licenses for the operation of recreational marijuana establishments in those jurisdictions. Our Action was joined and consolidated with separate lawsuits brought by other plaintiffs challenging the DOT’s issuance of licenses into case No. A-19-787004-B, filed in the Eight District Court, Clark County, Nevada (the “Consolidated Lawsuit”).

On July 27, 2020, Qualcan entered into a Settlement Agreement (the “Settlement Agreement”) with the DOT and other parties to the Consolidated Lawsuit. Under the terms of the Settlement Agreement, Qualcan received two (2) conditional Nevada cannabis dispensary licenses – one for the City of Las Vegas, and one for Carson City. We are currently exploring locations within Las Vegas and Carson City that would be suitable for opening two additional retail dispensaries (where the licenses would be deployed). The Settlement Agreement was ratified by the CCB (as defined below) on September 3, 2020.

Dispensary Acquisitions

As discussed in the Offering Circular, in May 2019, we entered into an Asset Purchase Agreement with Medifarm LLC (“Medifarm”) to acquire 100% of the assets of Medifarm’s cannabis dispensary located at located at 1130 East Desert Inn Road, Las Vegas, Nevada, and in August 2019, we entered into an Asset Purchase Agreement with MediFarm I LLC (“Medifarm I”) to acquire 100% of the assets of Medifarm I’s cannabis dispensary located at 1085 S. Virginia Street, Reno, Nevada. The closing of these dispensary acquisitions is subject to various closing conditions, including the receipt of license transfer approvals.

Since the commencement of the offering, the moratorium on the transfer of Nevada cannabis licenses that was imposed by Nevada state regulators in October 2019 has been lifted. In July 2020, the Cannabis Compliance Board (the “CCB”) took over administration of the Nevada cannabis industry from the DOT. The CCB lifted the moratorium and advised that the review of license transfers has resumed. Although we fully expect to receive approval for the transfer of the dispensary licenses and close the acquisitions described above, we have been advised that this may take some time as the CCB has a backlog of license transfers to review.

6

8% Convertible Debentures

In July 2020, we extended the maturity of our C$0.30 8% convertible debentures (of which approximately $1,800,000 in aggregate principal amount was sold in the First 2019 Private Placement) until January 2021, having received the consent of the holders of a majority of the C$0.30 8% convertible debentures.

In September 2020, we extended the maturity of our C$0.80 8% convertible debentures (of which approximately $6,000,000 in aggregate principal amount was sold in the Second 2019 Private Placement) until March 2021, having received the consent of the holders of a majority of the C$0.80 8% convertible debentures.

Item 2. Other Information

None.

Item 3. Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Mystic Holdings, Inc. and Affiliates

7

MYSTIC HOLDINGS, INC. AND AFFILIATES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2020 (UNAUDITED) AND DECEMBER 31, 2019

	As of June 30,2020 (Unaudited)	As of December 31, 2019 (*)
ASSETS
Current Assets:
Cash	1,333,502	247,926
Accounts receivable, net	87,830	261,425
Other Receivable	3,111,359	-
Inventory	1,808,314	1,293,356
Total Current Assets	6,341,005	1,802,707

Property, Equipment and Leasehold Improvements, Net	4,403,631	4,482,906
Intangible assets, net	15,828,254	6,220,375
Goodwill	4,788,629	2,124,673
Other Assets	124,425	122,625
TOTAL ASSETS	$31,485,944	$14,753,285

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable and Accrued Expenses	2,080,175	845,400
Regulation A Subscription	4,205,744	-
Due to related parties, net	1,721,086	1,866,835
Convertible Notes Payable	717,437	717,437
Non-Convertible Notes Payable	17,133,266	4,741,410
Current Maturities of Long Tem Debt	900,000	900,000
Total Current Liabilities	26,757,708	9,071,082

Convertible Debentures	7,434,018	7,392,240
Total Liabilities	34,191,726	16,463,322

Stockholders’ Equity:
Common stock, $1 par value;10,000 shares authorized 7226 shares issued and 4,581 shares outstanding	7,253	7,253
Additional Paid in Capital	4,790,572	4,790,572
Less: Par Value of 2,375 shares of treasury stock	(2,375)	(2,375)
Accumulated Surplus (Deficit)	(7,501,231)	(6,505,487)
Total Members’ Equity	(2,705,781)	(1,710,037)

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$31,485,944	14,753,285

* Derived from audited financial statements

8

MYSTIC HOLDINGS, INC. AND AFFILIATES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019 (UNAUDITED)

	For the Six Months Ended
	June 30,
	2020 (Unaudited)	2019 (Unaudited)

REVENUE	5,617,446	2,072,485

COST OF GOODS SOLD	3,258,713	1,732,993

GROSS PROFIT	$2,358,733	$339,492

OPERATING EXPENSES
Advertising	70,635	3,688
Bad Debt Expense	-	91,500
Depreciation	262,724	159,444
Amortization	589,007	-
Selling, Office and Administration	1,998,478	1,004,203
TOTAL OPERATING EXPENSES	2,920,844	1,258,835

INCOME (LOSS) FROM OPERATIONS	$(562,111)	$(919,343)

OTHER INCOME (EXPENSES)
Interest Expense	(437,740)	-
Miscellaneous Income	4,108	23,798
TOTAL OTHER INCOME	(433,632)	23,798

NET INCOME BEFORE PROVISION FOR INCOME TAXES	(995,744)	(895,545)

Provision for Income Taxes	-	-

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS	$(995,744)	$(895,545)

9

MYSTIC HOLDINGS, INC. AND AFFILIATES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019 (UNAUDITED)

Six Months Ended June 30, 2020 (Unaudited)
			Additional
	Common Stock		Paid-in	Treasury Stock		Accumulated	Total
	Shares	Amount	Capital	Shares	Amount	Equity	Deficiency
Balance, January 1, 2020	7,253	7,253	4,790,572	(2,375)	(2,375)	(6,505,487)	(1,710,037)

Net Income	-	-	-	-	-	(995,744)	(995,744)

Balance, June 30, 2020	7,253	7,253	4,790,572	(2,375)	(2,375)	(7,501,231)	(2,705,781)

Six Months Ended June 30, 2019 (Unaudited)
			Additional
	Common Stock		Paid-in	Treasury Stock		Accumulated	Total
	Shares	Amount	Capital	Shares	Amount	Equity	Deficiency
Balance, January 1, 2019	7,226	7,226	$4,690,599	$(2,375)	$(2,375)	$(4,500,845)	$194,605

Net Income	-	-	-	-	-	(895,545)	(895,545)

Balance, June 30, 2019	7,226	7,226	4,690,599	(2,375)	(2,375)	(5,396,390)	(700,940)

10

MYSTIC HOLDINGS, INC. AND AFFILIATES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019 (UNAUDITED)

	For the Six Months Ended June 30, 2020 (Unaudited)	For the Six Months Ended June 30, 2019 (Unaudited)

Cash flows from Operating Activities
Net Profit/(Loss)	(995,744)	(895,545)
Adjustments to reconcile net loss to net cash provided by (used in) Operations:
Amortization and Depreciation	851,730	159,444
Bad Debt Expense	-	91,500
Change in Operating Assets and Liabilities:
Accounts Receivable	173,595	(231,262)
Other Receivables	(3,111,359)	(1,525)
Inventory	(514,958)	(40,000)
Employee Advance	(1,800)	-
Accounts payable and accrued expenses	1,234,775	220,461
Net cash provided from (used in) Operating activities	(2,363,761)	(696,927)

Cash flows from Investing activities
Acquisition of PP&E	(183,450)	-
Acquisition of Intangible Asset	(12,860,842)	-
Net cash provided from (used in) Investing activities	(13,044,292)	-

Cash flows from Financing activities
Cash paid for Related Party Loan Balance	(145,749)	272,378
Proceeds from Debt Borrowing	-	1,409,105
Issuance of Debenture	41,778	-
Issuance of Notes Payable	12,391,856	-
Subscription of Shares	4,205,744	-
Net cash provided from (used in) Financing activities	16,493,629	1,681,483

Net Change in cash	1,085,577	984,556
Net Change in cash classified within current assets held for sale
Cash at beginning of period	247,926	17,115
Cash at end of period	$1,333,502	$1,001,671

11

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1: DESCRIPTION OF BUSINESS ACTIVITIES

Mystic Holdings, Inc. is a holding company which, through its wholly-owned subsidiaries, is engaged in the cannabis industry in the State of Nevada. Since obtaining Nevada wholesale licenses for the cultivation and production of medical cannabis in 2014 and recreational cannabis in 2016, Qualcan, LLC, the wholly owned operating subsidiary (“Qualcan”), has constructed and has recently begun operating a highly efficient, state-of-the-art 24,000 square foot cannabis cultivation and production facility with the capacity to produce as much as 600 pounds of sellable cannabis per month utilizing the latest concepts in agronomic farming practices and sustainable technologies. Qualcan’s facility adheres to best practices in quality control standards and regulatory compliance that are believed to be as good as or better than those used throughout the cannabis industry. Qualcan currently wholesales its products, which include cannabis flowers, edibles and concentrates, under the trademark “Qualcan” to state-licensed dispensaries utilizing METRC, a state-mandated tracking system. The company has recently entered into asset purchase agreements to add a future retail dispensary component to its operations in Las Vegas and Reno, Nevada. The Company operates a state licensed medical and recreational marijuana cultivation and production facility. The Company wholesales its products, which include flowers, edibles and concentrates, to state licensed dispensaries utilizing METRC, a state mandated tracking system under the mark “Qualcan”. All sales, deliveries and SKU’s are tracked through the METRC system.

Looking ahead, the company has prepared a strategic plan to extend the Nevada footprint by becoming a vertically integrated company providing medical and recreational cannabis cultivation and production, and retail dispensary operations for high quality marijuana and marijuana consumer products. The company also intends to expand our wholesale operations to capture expected retail demand for the cultivation and production activities, including from its own retail locations that the company plans to build (and license) or acquire. A key element of the company’s strategic plan is to make acquisitions of or investments in complementary businesses, products and technologies in the cannabis industry.

The consolidated accounts of the Company include the accounts of Mystic Holdings, Inc., Qualcan, LLC, Picksy LLC and Wagon Trail 4145, LLC. , Picksy Reno LLC, Baked Goods LLC, and Tinkbell LLC, are owned 100% by Mystic Holdings, Inc. All significant intercompany accounts have been eliminated in consolidation.

NOTE 2: BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), and include the accounts of Mystic Holdings Inc. and affiliates (collectively “Mystic Holdings” or the “Company”). The basis used for the preparation and presentation of the financial statements is based on the needs of the financial statement users. Financial presentation under the accrual method (basis of presentation under accounting principle generally accepted in the United States) provides the best approach to present the financial statements with the appropriate revenues since accounts receivable, net of allowance for doubtful debts, can be recorded against appropriate expenses which are incurred in the same period to generate those revenues.

We conduct business through a variety of corporate structures, including subsidiaries, variable interest entity (VIE) and primary beneficiary. Subsidiaries are those where we exercise control through 100 % ownership, VIE are those where we have controlling interest despite not having a majority of voting rights and primary beneficiary are those where we retain the authority to direct the activities. All of the assets, liabilities, revenues and expenses of our subsidiaries, VIE and primary beneficiary are included in our consolidated financial statements. All significant intercompany transactions and balances are eliminated.

12

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Revenue Recognition

It is the Company’s policy that revenues from product sales are recognized in accordance with ASC 605, “Revenue Recognition.” Four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) is based on management’s judgments regarding fixed nature in selling prices of the products delivered and the collectability of those amounts.

Revenue is recognized net of discounts, rebates, promotional adjustments, price adjustments and returns, and net of taxes collected from customers that are remitted to governmental authorities, with the collected taxes recorded as current liabilities until remitted to the relevant government authority. Revenue is recorded upon transfer of title and risk to the customer, which occurs at the time customers take delivery of our products at our retail dispensaries. Upon purchase, the Company has no further performance obligations and collection is assured as sales are paid for at time of purchase.

Consistent with ASC 605-15-25-1, the Company considers factors such as historical return of products, estimated remaining shelf life, price changes from competitors, and introductions of competing products in establishing a refund allowance. The Company recognizes revenues as risk and title to products transfers to the customer (which generally occurs at the time shipment is made), the sales price is fixed or determinable, and collectability is reasonably assured.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in hand/bank and highly liquid investments that are readily convertible into cash. The Company considers securities when purchased with maturities of three months or less to be cash equivalents. The carrying amount of these securities approximate fair market value because of the short-term maturity of these instruments.

Leases

The Company leases facilities, equipment and vehicles under capital and operating leases. The commencement date of all leases is the earlier of the date that the Company becomes legally obligated to remit rent payments or the date that the Company exercises control over the use of the property. In addition to minimum rental payments, certain leases provide for contingent rentals based upon equipment usage. Rent expense associated with contingent rentals are recorded as incurred. The related rent expense is recorded on a straight line basis over the lease term. The cumulative excess of rent payments over rent expense, if any, is accounted for as a deferred lease asset and recorded in “Other Assets”. The cumulative excess of rent expense over rent payments, if any, is accounted for as deferred lease obligation. Leasehold improvements associated with assets utilized under capital or operating leases are amortized over the shorter of the assets useful life or the lease term.

13

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are carried at their estimated collectible amounts. Trade accounts receivable are periodically evaluated for collectability based on past credit histories with customers and their current financial conditions. Uncollectible trade accounts receivable are written off based on individual credit evaluation and specific circumstances of the customer. Trade accounts receivable are reported net of an allowance for doubtful accounts.

Credit is granted to the Company’s customers; consequently, its ability to collect the amounts due from their respective customers is affected by economic fluctuations in the respective industries.

The Company allows for estimated losses on accounts receivable based on prior bad debt experience and a review of existing receivables. Bad debt recoveries are charged against the allowance account as realized.

Prepaid Expenses and Other Current Assets

Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. These prepaid expenses include advertising, insurance, and service or other contracts requiring up-front payments.

Cost of Goods Sold

Cost of goods sold includes the costs indirectly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles and concentrates, as well as packaging and other supplies, fees for services and processing, other expenses for services, and allocated overhead. Overhead expenses include allocations of rent, administrative salaries, utilities, and related costs.

Valuation of Inventory

Inventory is valued at the lower of actual cost, as determined using the first-in, first-out (“FIFO”) method of accounting, or its net realizable value. The Company periodically reviews physical inventory for excess, obsolete, and potentially impaired items and reserves. The reserve estimate for excess and obsolete inventory is based on expected future use. The reserve estimates have historically been consistent with actual experience as evidenced by actual sale or disposal of the goods.

Fair Values Measurements

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis have been categorized based upon a fair value hierarchy. Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Level 2 inputs are based on other observable market data, such as quoted prices for similar assets and liabilities, and inputs other than quoted prices that are observable, such as interest rates and yield curves. Level 3 inputs are developed from unobservable data reflecting our own assumptions, and include situations where there is little or no market activity for the asset or liability.

Certain non-financial assets and liabilities are measured at fair value on a nonrecurring basis, including property, plant, and equipment, goodwill and intangible assets. These assets are not measured at fair value on a recurring basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence of an impairment. A general description of the valuation methodologies used for assets and liabilities measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy, is included in each footnote with fair value measurements presented.

14

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company’s financial instruments consist principally of cash and cash equivalents, short-term marketable securities, accounts receivable, notes receivable, accounts payable, notes payable and long-term debt. The recorded values of cash and cash equivalents, accounts receivable, notes receivable, accounts payable approximate their fair values based upon their short-term nature. The recorded values of notes payable and long-term debt approximate their fair values, as interest approximates market rates.

The fair value of a financial instrument is the amount that would be received in an asset sale or paid to transfer a liability in an orderly transaction between unaffiliated market participants. Assets and liabilities measured at fair value are categorized based on whether the inputs are observable in the market and the degree that the inputs are observable. The categorization of financial instruments within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The hierarchy is prioritized into three levels (with Level 3 being the lowest) defined as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2: Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value of the Company’s, short-term marketable securities, were determined based on “Level 1” inputs. The Company does not have any financial instruments in the “Level 2” and “Level 3” category. The Company believes that the recorded values of all the other financial instruments approximate their current fair values because of their nature and relatively short maturity dates or durations.

There have been no changes in Level 1, Level 2, and Level 3 and no changes in valuation techniques for these assets or liabilities for the periods ended June 30, 2020 and December 31, 2019.

FASB ASC 825-10 requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents - The carrying amounts reported in the statements of financial condition for cash and cash equivalents approximate those assets’ fair values. Investment securities which consist of marketable securities - Fair values for investment securities are based on quoted market prices, where available.

15

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Equipment and Depreciation

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. The Company has a policy of capitalizing purchases over $5,000. Expenditures for routine maintenance and repairs on property and equipment are charged to expense.

The Company reviews long lived assets for impairment when circumstances indicate the carrying value of an asset may not be recoverable based upon the undiscounted future cash flows of the asset. If the carrying value of the asset is determined not to be recoverable, a write down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows or external appraisals as appropriate. We review long lived assets for impairment at the individual asset or asset group level for which the lowest level of independent cash flows can be identified.

Depreciation is provided for financial reporting purposes utilizing both the accelerated and straight-line methods over the estimated useful lives of the assets, which are as follows;

Machinery and Equipment	3-5 years
Furniture and Fixtures	5-7 years
Software	3 years

Goodwill

Goodwill is the excess of the consideration transferred over the fair value of the acquired assets and assumed liabilities in a business combination. In accordance with ASC 350, “Intangibles—Goodwill and Other, “goodwill and other intangible assets with indefinite lives are no longer subject to amortization but are tested for impairment annually or whenever events or changes in circumstances indicate that the asset might be impaired.

The Company reviews the goodwill allocated to each of our reporting units for possible impairment annually as of first day of the fourth quarter each fiscal year and whenever events or changes in circumstances indicate carrying amount may not be recoverable. In the impairment test, the Company measures the recoverability of goodwill by comparing a reporting unit’s carrying amount, including goodwill, to the estimated fair value of the reporting unit.

The carrying amount of each reporting unit is determined based upon the assignment of our assets and liabilities, including existing goodwill and other intangible assets, to the identified reporting units. Where an acquisition benefits only one reporting unit, the Company allocates, as of the acquisition date, all goodwill for that acquisition to the reporting unit that will benefit. Where the Company has had an acquisition that benefited more than one reporting unit, the Company has assigned the goodwill to our reporting units as of the acquisition date such that the goodwill assigned to a reporting unit is the excess of the fair value of the acquired business, or portion thereof, to be included in that reporting unit over the fair value of the individual assets acquired and liabilities assumed that are assigned to the reporting unit.

If the carrying amount of a reporting unit is in excess or its fair value, the Company recognizes an impairment charge equal to the amount in excess.

16

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets

Intangible assets continue to be subject to amortization, and any impairment is determined in accordance with ASC 360, “Property, Plant, and Equipment, “intangible assets are stated at historical cost and amortized over their estimated useful lives. The Company uses a straight-line method of amortization, unless a method that better reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up can be reliably determined. The approximate useful lives for amortization of our intangible assets are as follows:

Dispensary Licenses	14 Years

The Company reviews intangible assets subject to amortization quarterly to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment or a change in the remaining useful life. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset, a product recall, or an adverse action or assessment by a regulator. If an impairment indicator exists, we test the intangible asset for recoverability. For purposes of the recoverability test, we group our amortizable intangible assets with other assets and liabilities at the lowest level of identifiable cash flows if the intangible asset does not generate cash flows independent of other assets and liabilities. If the carrying value of the intangible asset (asset group) exceeds the undiscounted cash flows expected to result from the use and eventual disposition of the intangible asset (asset group), the Company will write the carrying value down to the fair value in the period identified.

The Company calculates fair value of our intangible assets as the present value of estimated future cash flows the Company expects to generate from the asset using a risk-adjusted discount rate. In determining our estimated future cash flows associated with our intangible assets, the Company uses estimates and assumptions about future revenue contributions, cost structures and remaining useful lives of the asset (asset group).

Intangible assets that have indefinite useful lives are tested annually for impairment and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount of the asset group exceeds its fair value.

Other Assets

Other assets comprises primarily of deposits for the purchase of real property and security deposits for leased properties in Nevada. The deposits for the purchase of real property are reclassified to Property and Equipment once the purchase is final.

Business Combinations

The Company accounts for its business acquisitions in accordance with ASC 805-10, “Business Combinations.” The Company allocates the total cost of the acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company identifies and attributes values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions regarding multiple, highly subjective variables, including those with respect to future cash flows, discount rates, asset lives, and the use of different valuation models, and therefore require considerable judgment. The Company’s estimates and assumptions are based, in part, on the availability of listed market prices or other transparent market data. These determinations affect the amount of amortization expense recognized in future periods. The Company bases its fair value estimates on assumptions it believes to be reasonable but are inherently uncertain.

17

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Income Taxes Income taxes are accounted for on an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequence of events that have been recognized in the consolidated financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than proposed changes in the tax law or rates. Valuation allowances are provided if it is more likely than not that a deferred tax asset will not be realized.

The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. Once it is determined that the position meets the recognition threshold, the second step requires an estimate and measure the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement. The difference between the amount of recognizable tax benefit and the total amount of tax benefit from positions filed or to be filed with the tax authorities is recorded as a liability for uncertain tax benefits. It is inherently difficult and subjective to estimate such amounts due to the probability of various possible outcomes. The Company reevaluates uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an additional charge to the tax provision.

A valuation allowance was taken by the Company as it believes there is no sufficient positive evidence to support its conclusion not to record a valuation allowance. Management believes that there can be no assurance that the Company will generate taxable income or that all of its timing differences between tax and financial reporting will be utilized.

Tax Cuts and Job Act. The Tax Cuts and Jobs Act was enacted in December 2018. Among other things, the new law (I) establishes a new, flat corporate federal statutory income tax rate of 21%, (ii) eliminates the corporate alternative minimum tax and allows the use of such carryforwards to offset regular tax liability for any taxable year, (iii) limits the deduction for net interest expense incurred by U.S. corporations, (iv) allows businesses to immediately expense, for tax purposes, the cost of new investments in certain qualified depreciable assets, (v) eliminates or reduces certain deductions related to meals and entertainment expenses, (vi) modifies the limitation on excessive employee remuneration to eliminate the exception for performance-based compensation and clarifies the definition of a covered employee and (vii) limits the deductibility of deposit insurance premiums. The Tax Cuts and Jobs Act also significantly changes the US tax law related to foreign operations, however, such changes do not currently impact the Company.

Advertising

The Company expenses all advertising costs as incurred. Advertising expense for the years ended June 30, 2020 and 2019 were $70,635 and $3,688, respectively.

18

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 4: ACCOUNTS RECEIVABLE

As of June 30, 2020, and December 31, 2019, the Company carried accounts receivable of $87,830 & $ 261,425 respectively. The industry in which the Company operates does not have large amount of accounts receivable at any given time. The Company provides credit term to certain customers which usually are net 15 days. Company has not experienced any bad debts in previous years and it reasonably believes to collect all of its accounts receivable as of June 30, 2020 and December 31, 2019. As of June 30, 2020 and December 31, 2019, no allowance for doubtful accounts was deemed necessary.

NOTE 5: INVENTORY

As of June 30, 2020 and December 31, 2019, the Company carried the following inventory balances. Company did not recognize any obsolete in inventory due to impairment or damages in its inventory during the years 2020 and 2019.

	For the Six Months Ended June 30, 2020	For the Year Ended December 31, 2019
Finished Goods:
Edibles	$271,433	$194,136
Catridges	$36,700	$26,249
Flowers	$561,539	$401,628
Concentrate	$24,703	$17,668
Prerolls	$46,631	$33,352
Vapes	$11,798	$8,438
Accessories	$70,162	$50,182
	$1,022,965	$731,653
Work In Progress:
Plants & Clones Tagged	$676,706	$483,999
Veg Untagged	$108,642	$77,704
	$785,349	$561,703

	$1,808,314	$1,293,356

NOTE 6: ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

	For the Six Months Ended June 30, 2020	For the Year Ended December 31, 2019
Accounts Payable and Accrued Expenses	1,429,334	518,865
Interest Payable	650,841	326,535
	$2,080,175	$845,400

The accounts payable and accrued expenses consists of trade payables arising from company’s normal course of business.

19

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 7: BUSINESS COMBINATIONS

On May 8, 2019, Picksy LLC (“Purchaser”), a wholly owned subsidiary of Mystic Holdings Inc., entered into Asset Purchase Agreement with MediFarm LLC (“Seller”), for the purchase of MediFarm LLC’s Blum-Desert Inn distribution facility at the purchase price of $10 million. The closing of this purchase agreement is contingent upon obtainment of approval from state of Nevada for the sale and transfer of seller’s existing Marijuana Dispensary license to Purchaser, as well as all associated state or county business licenses or permits.

On November 1, 2019, the Company entered into an agreement to assume all management responsibilities over the operations of Blum Desert Inn distribution facility. As per the agreement, Picksy LLC would realize all the benefits and bear risks arising from the operations of Desert Inn distribution facility, as well as complete managerial authority over the operations making the Picksy LLC the primary beneficiary of Blum Desert Inn upon execution of the agreement. As per ASC 810-10 “Consolidation”, the Company consolidated the financial position and result of operations as of November 1, 2019. Picksy LLC recorded its business combinations as per ASC 805-10 on November 1, 2019 when operational control was transferred from MediFarm LLC. The purchase price was adjusted downward to $ 9.8 M to give an adjustment to inventory acquired as of November 1, 2019. $ 1.4M of the purchase price was allocated to tangible assets including inventory, $6.2 million of the purchase price was allocated to intangible assets, and the balance of $2.1 million was attributed to goodwill. (See Note 18 - “Intangible Asset and Goodwill”).

On August 19, 2019, Picksy Reno LLC, (“Purchaser”), a wholly owned subsidiary of Mystic Holdings entered into Asset Purchase Agreement with the MediFarm I LLC (“Seller”), for the purchase of distribution facility located at Reno at the purchase price of $13.5 million. As per the agreement, the payments will consist of $9.3 million in cash and $4.2 million in a 12-month promissory note bearing 5% interest. The closing of this purchase agreement is contingent upon obtainment of approval from state and local governmental authorities for the sale and transfer of Seller’s existing State licenses to Purchaser, as well as all associated State or County business licenses and permits.

On January 1, 2020, the Company entered into agreement to assume all management responsibilities over the operation of Reno distribution facility. As per the agreement, Picksy Reno LLC would realize all the benefits and bear risks arising from the operations of Reno distribution facility, as well as complete managerial authority over the operations making the Picksy Reno LLC the primary beneficiary of MediFarm I LLC upon execution of the agreement. As per ASC 810-10 “Consolidation”, the Company consolidated the financial position and result of operations as of January 1, 2020. Picksy LLC recorded its business combinations as per ASC 805-10 on January 1, 2020 when operational control was transferred from Blum Reno. $0.6 million of the purchase price was allocated to tangible assets including inventory, $10.2 million of the purchase price was allocated to intangible assets, and the balance of $2.7 million was attributed to goodwill (See Note 18 - “Intangible Asset and Goodwill”).

20

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 8: PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of:

	For the Six Months Ended June 30, 2020	For the Year Ended December 31, 2019

Furniture and Equipment	986,358	864,356
Leasehold Improvements	4,454,463	4,454,418
Vehicle	9,000	9,000
Computer Hardware and Software	129,712	68,310
Subtotal	5,579,533	5,396,084

Accumulated Depreciation	(1,175,902)	(913,178)
Net Total	$4,403,631	$4,482,906

Depreciation expense for the six months ended June 30, 2020 and 2019 was $262,724 and $159,444, respectively.

NOTE 9: RELATED PARTIES

From time to time the Company is involved in transactions with related parties. The Company had the following balances due from (to) related parties as of:

	June 30, 2020	December 31, 2019
Dal Taro Holding II, LLC	37,585	35,819
Employees4Hire, LLC	(494,253)	(691,950)
Green Wagon Holding, LLC	499,798	586,797
Ketores Holdings, LLC	(1,610,000)	(1,610,000)
Panorama Crest, LLC	(149,450)	(149,450)
Barracco Realty, LLC	(3,000)	(3,000)
Related Individual	(1,767)	(35,050)
	(1,721,087)	$(1,866,834)

The Company reimbursed $61,000 as travel expense to Stella Marina, a related party to the Company.

21

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 10: CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Concentrations of credit with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base. Also, the credit term determines the amount of receivables along with the concentration of customers determining single purchasers on credit.

As new legal enterprises, marijuana growers, distributors and dispensaries need financial services like those required by other businesses. But local banks and credit unions in many jurisdictions are still subject to laws prohibiting the offering of business accounts and services to organizations involved in cannabis production and distribution. At the federal level, U.S. law still forbids commerce in marijuana. While the U.S. Department of Justice has indicated that it will defer to the legislative intent of individual states regarding legalization, overlapping federal and state banking laws still present real risk management uncertainties for financial organizations.

Furthermore, only about one in 30 banks or credit unions in the U.S. currently accepts marijuana-related businesses as clients. Those providing services often require much higher servicing and transaction fees to offset complicated and strict reporting requirements.

NOTE 11: BUSINESS RISK

The Company’s primary business, cultivation and production of medical cannabis and recreational cannabis, is heavily regulated state levels although remains illegal at the federal level in the United States. While the Company is unable to predict what regulatory changes may occur or the impact on the Company of any particular change, the Company’s operations and financial results could be negatively affected. Further, the Company operates in a highly regulated industry, which may limit the Company’s ability to price its services at levels that the Company believes appropriate. These competitive factors may adversely affect the Company’s financial results.

NOTE 12: REGULATION A SUBSCRIPTIONS

In March 2020, the Company received qualification from the US Securities and Exchange commission to proceed with the offering. The Company continued a securities offering started in 2020 where company offered up to 50 million shares of common Stock in a securities offering exempt from SEC registration under Regulation A, Tier 2. The Company engaged with various advisors and other professionals to facilitate the offering who were paid customary fees and equity interests for their work.

As of June 30, 2020 the Company received total share subscriptions worth $5.002 million. Out of the $5.002 million, $4.2 million has been received by DealMaker (placement agent). The Company has received $1.7 million until June 30, 2020 leaving $3.3 million receivable from DealMaker. (“Presented as “Other Receivable” in financial statements”). As per the offering statement, the Company do not intend to close their offering unless they sell at least a minimum of 5 million shares of common stock, at a purchase price of $1.00 per share.

22

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 13: SHORT-TERM DEBT

Short-term debt consists of the following:

	For the Six Months Ended June 30, 2020	For the Year Ended December 31, 2019
Note Payable to Grass is Greener, LLC, upon receiving financing for the dispensary acquisitions and completion of C$.80 financing round or 6 months from issuing note whichever comes first bearing interest at 12% per annum, with an option of conversion to shares in C$.80 financing round, unsecured.	200,000	200,000

Note Payable to Qualcan Canada, which shall be converted into Qualcan Canada common voting shares at $0.05 per share, for 14,000,000 common shares upon closing of dispensary acquisitions, and is being presented as due on demand and bearing no interest until the completion of closing, unsecured.	517,437	517,437

Note Payable to Medifarm LLC, on closing of purchase agreement entered, due within 12 months from issued date bearing interest at 5% per annum, secured.	2,800,000	2,800,000

Balance Payable to Medifarm LLC, on closing of purchase agreement entered, is being presented as due on demand, bearing no interest.	1,791,410	1,941,410

Balance Payable to Medifarm I LLC, on closing of purchase agreement entered, is being presented as due on demand, bearing no interest.	12,541,856	-

Total Short-term Notes Payable	$17,850,703	$5,458,847

NOTE 14: LONG-TERM DEBT

Long-term debt consists of the following:

	For the Six Months Ended June 30, 2020	For the Year Ended December 31, 2019
Note Payable to a business, which is in dispute, as terms of contract were not followed by lender and is being presented as due on demand and bearing no interest until a future settlement is reached, unsecured.	300,000	300,000

Note Payable to a business, which is in dispute, as terms of contract were not followed by lender and is being presented as due on demand and bearing no interest until a future settlement is reached, unsecured.	600,000	600,000
Note Payable to a business, which is in dispute, as terms of contract with an option to convert the debt into 27 shares of common stock.	-	-

Total Long-term debt	900,000	900,000
Less: current maturities	(900,000)	(900,000)
Long-Tem Debt	-	$-

23

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 15: DEBENTURES

The principal amount under the debentures is convertible into shares of our common stock at any time at the option of the holder; provided, that, if on or before the maturity date, the Canadian Public Offering is consummated, 100% of the outstanding principal amount of the debentures will be automatically converted into common shares of Qualcan Canada. The conversion price of the debentures issued in the First 2019 Private Placement is C$0.30 ($0.23) per share and the conversion price of the debentures issued in the Second 2019 Private Placement is C$0.80 ($0.60) per share. The conversion price is subject to adjustment in the event of specified dilutive or accretive events, such as stock splits and stock combinations. The principal amount and accrued interest under the debentures are payable by us upon the earlier to occur of the closing of the Canadian Public Offering or 12 months after the date of issuance. The debentures bear interest at an annual cumulative rate of 8.0%, due and payable in cash on the maturity date.

In the event of any liquidation, dissolution or winding up of our company, either voluntary or involuntary, the holders of the debentures will receive, in preference to any distribution of any of our assets to the holders of any of our other debt securities or credit facilities, an amount equal to the unpaid and unconverted principal amount of their debentures and any accrued and unpaid interest on the debentures. The holders will be paid in preference to any of our unsecured creditors and will be paid pro rata in proportion to the principal amount of debentures held by the holders (together with the holders of the debentures issued in the Second Mystic Financing) if the available assets are not sufficient to repay the debentures. The debentures are unsecured, general obligations of our company. The debentures are not be redeemable by us or subject to voluntary prepayment prior to maturity.

The carrying value of the Debentures, as of June 30, 2020 and December 31, 2019 are $7,434,018 and $7,392,240 respectively. The Company accrued interest of $299,022 and $167,577 as of June 30, 2020 and December 31, 2019 respectively.

NOTE 16: COMMITMENTS AND CONTINGENCIES

Uncertain Tax Position

The Company follows the FASB Accounting Standards Codification, which provides guidance on accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of June 30, 2020 and December 31, 2019, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the Company’s financial statements. The Company’s policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the financial statements. No interest and penalties were recorded during the years ended June 30, 2020 and December 31, 2019. Generally, the tax years before 2016 are no longer subject to examination by federal, state or local taxing authorities.

24

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 16: COMMITMENTS AND CONTINGENCIES (Continued)

Litigation

The Company is involved, from time to time, in disputes and claims incidental to the conduct of its business. The Company reviews any such legal proceedings and claims on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. Based upon present information, the Company determined that there was no matters that required an accrual as of June 30, 2020 nor were there any asserted or unasserted material claims for which material losses are reasonably possible.

On December 8, 2016, Rauch Organics LLC (“Rauch”) filed a lawsuit in the Eighth Judicial District Court in and for Clark County, Nevada against the Company, certain of its subsidiaries and affiliates, and certain related members alleging, among other things, that the Company and its affiliates breached the various agreements under which Rauch has not received monies due and owing pursuant to those agreements. Furth more, Rauch alleged that members of the Company induced Rauch to enter into various agreements through false or fraudulent misrepresentations. Rauch Plaintiffs, were seeking, among other things, issuance of up to 5% equity interest in the Company based upon its loan of $600,000 to the Company pursuant to an Agreement for Transfer of Membership Interests dated December 23, 2015. The Company denied the allegations of Plaintiff and Qualcan has filed a Counterclaim against Plaintiff and certain companies affiliated with Plaintiff. Qualcan alleged that Plaintiff breached the various agreements, violated its fiduciary duties owed to Qualcan and converted Qualcan’s property by wrongfully destroying certain cannabis corps at or near the time the agreements were terminated. The case is currently scheduled for trial on August 31, 2020. It is not certain that the trial will proceed on that date. The parties are currently discussing settlement.

NOTE 17: LEASE AGREEMENTS

The Company leases building space from Green Wagon Holdings, LLC, and an entity sharing the same owners and ownership percentages as the Company, on a month to month basis. The Company has elected to apply the alternative accounting and disclosures for certain variable interest entities provided to private companies pursuant to generally accepted accounting principles as it related to the lease with Green Wagon Holdings, LLC.

Total rent expense for the six months ended June 30, 2020 and 2019 were $267,585 and $91,818, respectively.

25

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 18: INTANGIBLE ASSET AND GOODWILL

Goodwill

Goodwill arises from the purchase price for acquired businesses exceeding the fair value of tangible and intangible assets acquired less assumed liabilities.

Goodwill is reviewed annually for impairment or more frequently if impairment indicators arise. The Company conducts its annual goodwill impairment assessment as of the last day of the third quarter, or more frequently under certain circumstances. For the purpose of the goodwill impairment assessment, the Company has the option to perform a qualitative assessment (commonly referred to as “step zero”) to determine whether further quantitative analysis for impairment of goodwill or indefinite-lived intangible assets is necessary or a quantitative assessment (“step one”) where the Company estimates the fair value of each reporting unit using a discounted cash flow method (income approach). Goodwill is assigned to the reporting unit, which is the operating segment level or one level below the operating segment. The balance of goodwill at June 30, 2020 and December 31, 2019 was $4.8 million and $2.1 million, respectively and was attributed to the Cannabis reportable segment.

The table below summarizes the changes in the carrying amount of goodwill:

Balance, January 1, 2020	2,124,673
Goodwill acquired during 2020	2,663,956
Accumulated impairment loss	-
Balance, June 30, 2020	$4,788,629

Balance, December 31, 2018	-
Goodwill acquired during 2019	2,124,673
Accumulated impairment loss	-
Balance, December 31, 2019	$2,124,673

The Company completed a preliminary step one assessment as of January 1, 2020 and concluded no adjustment to the carrying value of goodwill was required. The results of the Company’s 2020 and 2019 goodwill impairment assessments indicated that no other goodwill impairment existed.

26

MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 18: INTANGIBLE ASSET AND GOODWILL (Continued)

Intangible Assets, Net

Intangible assets consisted of the following as of June 30, 2020 and December 31, 2019.

	Six Months Ended June 30 ,2020
	Estimated Useful Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Dispensary Licenses, Picksy LLC	14	6,295,319	299,777	5,995,542
Dispensary Licenses, Picksy Reno LLC	14	10,196,886	364,175	9,832,712
Subtotal		6,295,319	663,952	15,828,253

Total Intangible Assets, Net		6,295,319	663,952	15,828,253

	December 31, 2019
	Estimated Useful Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Dispensary Licenses	14	6,295,319	74,944	6,220,375
Subtotal		6,295,319	74,944	6,220,375

Total Intangible Assets, Net		6,295,319	74,944	6,220,375

The Company recorded amortization expense of $589,008 and $0 for the years ended June 30, 2020 and 2019, respectively. Based solely on the amortizable intangible assets recorded at June 30, 2020, the Company estimates amortization expense for the next five years to be as follows:

	Year Ending December 31,
	2020	2021	2022	2023	2024 and thereafter	Total
Amortization Expense	$449,666	$449,666	$449,666	$449,666	$4,421,712	$6,220,375

Actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible asset acquisitions, changes in useful lives or other relevant factors or change.

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MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 19: RECENT ACCOUNTING GUIDANCE

In December 2019, the FASB issued an accounting standard updates that eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company is currently evaluating the adoption date and impact, if any, adoption will have on its financial position and results of operations.

In February 2016, the FASB issued an accounting standards update that sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 requires lessees to apply a two-method approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase. Lessees are required to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases. Lessees will recognize expense based on the effective interest method for finance leases or on a straight-line basis for operating leases. The accounting applied by the lessor is largely unchanged from that applied under the existing lease standard. The updates becomes effective in the last quarter of 2020, but early adoption is permitted. The Company is currently evaluating this update on its financial position and results of operations.

In June 2016, the FASB issued Accounting Standard Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with a forward-looking expected credit loss model which will result in earlier recognition of credit losses. The standard will be effective for us in the last quarter of 2020, but early adoption is permitted. The Company is currently evaluating this update on its financial position and results of operations.

In January 2017, the FASB issued Accounting standard Update No. 2017-04, “Intangibles- Goodwill and Others”, which simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. ASU 2017-04 is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. As early adoption is permitted, the Company adopted ASU 2017-04 on November 1, 2019. Adoption of this guidance did not have a material impact on the Company’s consolidated financial position or results of operations.

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MYSTIC HOLDINGS, INC. AND AFFILIATES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 20: SUBSEQUENT EVENTS

In accordance with ASC 855, the Company evaluated subsequent events through September 28, 2020, the date these financial statements were issued.

Subsequent to the year-end, there was a global outbreak of novel coronavirus known as COVID-19, which had a significant impact on business through the restrictions imposed by federal, state and local authorities regarding business operations, travel and isolation/quarantine orders. The Company has determined that these events are non-adjusting subsequent events. Accordingly, the financial position and results of operations as of and for the year ended June 30, 2020 have not been adjusted to reflect their impact. The extent of the effect of the COVID-19 pandemic on the Company is uncertain; however, thus far, business has not been significantly impacted.

On September 2, 2020, the Company filed a Certificate of Change (the “Certificate”) with the Secretary of State of the State of Nevada to effect a stock split of its outstanding and authorized shares of common stock at a ratio of 14,350 to 1 (the “Stock Split”). The Stock Split was approved by the board of directors of the Company.

As a result of the Stock Split, the number of the Company’s authorized shares of common stock was increased from 10,000 to 143,501,400 shares. The effective date of the Stock Split was September 10, 2020. Upon the effectiveness of the Stock Split, the Company’s issued and outstanding shares of common stock increased from approximately 4,581 shares to approximately 65.7 million shares of common stock, all with a par value of $0.000103. Fractional shares resulting from the Stock Split were rounded up to the next whole number.

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Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Exhibit Description

2.1	Articles of Incorporation of Mystic Holdings, Inc.
2.2	Amended and Restated By-laws of Mystic Holdings, Inc.
4.1	Form of Subscription Agreement for this offering.
6.1	Share Exchange Agreement, effective September 4, 2019, between Qualcan (Canada) Holdings Inc. and Mystic Holdings, Inc.
6.2	Form of C$0.30 8% Convertible Debenture from First 2019 Private Placement.
6.3	Form of C$0.80 8% Convertible Debenture from Second 2019 Private Placement.
6.4	Asset Purchase Agreement, dated as of May 8, 2019, between Picksy LLC and MediFarm LLC.
6.5	Asset Purchase Agreement, dated as of August 19, 2019, between Picksy Reno, LLC and MediFarm I LLC.
6.6	Amended Commercial Lease Agreement, dated June 30, 2016, between Qualcan, LLC and Green Wagon, LLC.
6.7	Common Stock Purchase and Working Capital Loan Agreement, dated as of October 19, 2017, between Mystic Holdings, Inc. and Ketores Holdings, LLC.
6.8	Promissory Note, dated as of October 19, 2017, between Mystic Holdings, Inc. and Ketores Holdings, LLC.
6.9	Assignment and Assumption Agreement, executed on August 24, 2018, between Mystic Holdings, Inc. and Olga Cortese.
6.10	Form of Mystic Holdings, Inc. Incentive Stock Option Agreement.
6.11	Amendment No. 1 to Share Exchange Agreement, effective February 7, 2020, between Qualcan (Canada) Holdings Inc. and Mystic Holdings, Inc.
6.12	Letter Agreement, dated as of January 30, 2020, by and among Medifarm LLC, Picksy LLC, MediFarm I LLC and Picksy Reno LLC.
6.13	Amendment No.2 to Share Exchange Agreement, effective March 11, 2020, between Qualcan (Canada) Holdings Inc. and Mystic Holdings, Inc.
6.14	Letter Agreement, dated as of August 3, 2020, by and among Medifarm I LLC and Picksy Reno LLC.
6.15	Settlement Agreement, dated as of July 28, 2020, by and among Qualcan, LLC, LivFree Wellness, LLC, MM Development Company, Inc., ETW Management Group LLC, Global Harmony LLC, Just Quality, LLC, Libra Wellness Center, LLC, Rombough Real Estate, Inc., Zion Gardens LLC, Nevada Wellness Center, LLC, Lone Mountain Partners, LLC, Nevada Organic Remedies, LLC, Greenmart of Nevada NLV, LLC, Helping Hands Wellness Center, Inc., CPCM Holdings, LLC, Cheyenne Medical, LLC, Commerce Park Medical, LLC and the State of Nevada, Department of Taxation.
6.16	Form of Letter Agreement re: Extension of Maturity of 8% Convertible Debentures
10.1	Power of Attorney (set forth on signature page of the offering statement).
11.1	Consent of K.K. Mehta CPA Associates PLLC for Mystic Holdings, Inc.
11.2	Consent of K.K. Mehta CPA Associates PLLC for Blum-Desert Inn (a division of MediFarm LLC) and MediFarm I LLC.
11.3	Consent of Olshan Frome Wolosky LLP (included in the opinion filed as Exhibit 12.1).
12.1	Opinion of Olshan Frome Wolosky LLP.

Unless otherwise indicated, exhibit has been previously filed.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on September 29, 2020.

MYSTIC HOLDINGS, INC.

By:	/s/ Lorenzo Barracco
Lorenzo Barracco
Chairman and Chief Executive Officer

This Semiannual Report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Lorenzo Barracco	Chairman and Chief Executive	September 29, 2020
Lorenzo Barracco	Officer (principal executive officer)

/s/ Heather Cranny	Director, Treasurer (principal	September 29, 2020
Heather Cranny	financial and accounting officer) and Secretary

/s/ Michael Cristalli	Director, President	September 29, 2020
Michael Cristalli

/s/ Joanna DeFilippis	Director, Chief Operating Officer	September 29, 2020
Joanna DeFilippis

/s/ Daniel V. Perla*	Director	September 29, 2020
Daniel V. Perla

/s/ Sigmund (Sig) Aronson Rogich*	Director	September 29, 2020
Sigmund (Sig) Aronson Rogich

/s/ Alexander Scharf*	Director	September 29, 2020
Alexander Scharf

*By:	/s/ Lorenzo Barracco
Lorenzo Barracco
Attorney-in-Fact

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